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EXHIBIT 12

THE COCA-COLA COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In millions except ratios)

	Six Months Ended June 30,	Year Ended December 31,
	2004	2003	2002	2001	2000	1999

EARNINGS:
Income before income taxes and changes in accounting principles	$ 3,565	$5,495	$5,499	$5,670	$3,399	$3,819
Fixed charges	112	220	236	327	489	386
Adjustments:
Capitalized interest, net	—	(1)	(1)	(8)	(11)	(18)
Equity income or loss, net of dividends	(225)	(294)	(256)	(54)	380	292

Adjusted earnings	$ 3,452	$5,420	$5,478	$5,935	$4,257	$4,479

FIXED CHARGES:
Gross interest incurred	$ 91	$179	$200	$297	$458	$355
Interest portion of rent expense	21	41	36	30	31	31

Total fixed charges	$ 112	$220	$236	$327	$489	$386

Ratios of earnings to fixed charges	30.8	24.6	23.2	18.1	8.7	11.6

        At June 30, 2004, our Company is contingently liable for guarantees of indebtedness owed by third parties in the amount of $316 million. Fixed charges for these contingent liabilities have not been included in the computations of the above ratios as the amounts are immaterial and, in the opinion of management, it is not probable that our Company will be required to satisfy the guarantees.

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  EXHIBIT 12
THE COCA-COLA COMPANY AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (In millions except ratios)